EXHIBIT 18 --  INDEPENDENT ACCOUNTANTS' LETTER RE:  CHANGES IN ACCOUNTING
PRINCIPLES





One Price Clothing Stores, Inc.
Duncan, South Carolina


At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended May 4, 1996, of the facts relating to the changes in accounting methods to adopt the first-in, first-out retail method of accounting for inventory costs and to capitalize into inventory certain merchandise acquisition and distribution costs. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of the Company, that the accounting changes described in your Form 10-Q are to alternative accounting principles that are preferable under the circumstances.

We have not audited any consolidated financial statements of One Price Clothing Stores, Inc. and its consolidated subsidiary as of any date or for any period subsequent to December 30, 1995. Therefore, we are unable to express, and do not express, an opinion on the facts set forth in the above mentioned Form 10-Q, on the related information furnished to us by officials of the Company, or on the financial position, results of operation, or cash flows of One Price Clothing Stores, Inc. and its consolidated subsidiary as of any date or for any period subsequent to December 30, 1995.



DELOITTE & TOUCHE LLP

Greenville, South Carolina

June 7, 1996



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